Laser Photonics Corporation

250 Technology Park

Lake Mary, FL 32746

May 1, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Jenny O’Shanick, Esq.

Re:	Laser Photonics Corporation
Registration Statement on Form S-1, File No. 333-295327

WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Laser Photonics Corporation (the “Company”) hereby requests that the request for acceleration of the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-295327), dated April 30, 2026, be withdrawn since the proposed acceleration dates were not correct. A revised request for acceleration is being filed contemporaneously with this request for withdrawal with the correct acceleration date of May 4, 2026.

Please contact Ernest M. Stern of CM Law LLP at (301) 910-2030 with any questions you may have regarding this request for withdrawal of the April 30, 2026, request for acceleration.

Sincerely yours,

LASER PHOTONICS CORPORATION

/s/ Wayne Tupuola
Wayne Tupuola
President and Chief Executive Officer